SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

OSTEOTECH, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	13-3357370 (I.R.S. Employer Identification No.)

51 James Way Eatontown, NJ (Address of principal executive offices)	07724 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered N/A	Name of each exchange on which each class is to be registered N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  |_|

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  |X|

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights
(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

         On May 23, 2005, the Executive Committee of the Board of Directors of Osteotech Inc. (the “Company”) approved the amended and restated rights agreement, which was executed on May 26, 2005 (the “Amended and Restated Rights Agreement”), which amended and restated the rights agreement, dated as of February 1,1996, between the Company and Registrar and Transfer Company, as rights agent, as amended by Amendment No. 1 thereto dated March 25, 1999 (the “Original Rights Agreement”). The Amended and Restated Rights Agreement amends and restates the Original Rights Agreement to eliminate the Continuing Director” was defined to mean any director of the Company who was not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate (as those terms were defined in the Original Rights Agreement) and who either (1) was a director prior to February 12, 1996 or (2) subsequently became a director and whose nomination for election was recommended or approved by a majority of the Continuing Directors. The summary of the Rights and the Amended and Restated Rights Agreement follows. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Amended and Restated Rights Agreement.

         On January 25, 1996, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.01 per share (the “Common Shares”), of the Company. The dividend was payable on February 12, 1996 (the “Record Date”) to the stockholders of record on that date. Upon the occurrence of certain events, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of series E preferred stock, par value $.01 per share (the “Preferred Shares”), of the Company at a price of $170 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in Amended and Restated the Rights Agreement.

         Initially, with respect to any of the Common Share certificates outstanding as of the Record Date, the Rights will be evidenced by a Common Share certificate together with a copy of the Summary of Rights attached thereto and no separate Rights Certificates (as hereinafter defined) will be distributed. With respect to Common Share certificates issued after the Record Date, the Rights will be evidenced by a legend affixed to each such certificate incorporating the Amended and Restated Rights Agreement by reference.

         The Rights are not exercisable and are not freely tradable separate from the Common Shares until the occurrence of a distribution date (the “Distribution Date”). A Distribution Date occurs upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding Common Shares (the “Acquiring Person”) or (ii) 10 business days (or some later date as the Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer by a person or group of affiliated or associated persons, the consummation of which would result in the beneficial ownership of 20% or more of the outstanding Common Shares.

         The Amended and Restated Rights Agreement provides that, until the Distribution Date (or an earlier redemption or expiration of the Rights), the Rights will only be transferred with the Common Shares, however, the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without a legend or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following a Distribution Date, separate certificates evidencing the Rights (the “Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Such Rights, however, will be null and void as to any Acquiring Person.

         The Rights will expire on March 31, 2009 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights, are subject to customary adjustments from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to an increase or decrease of at least 1% in such Purchase Price. The Company shall not be required to issue fractional Rights and in lieu thereof, an adjustment in cash will be made based on the current market value of the Rights.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date. Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provisions shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which are void), will thereafter have the right to receive, upon exercise of the Right, that number of Common Shares having a market value of two times the exercise price of the Right.

         In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right, or in circumstances such as where the Right cannot be exercised for stock or the assets of the Company have been distributed, an amount of cash equal to the value of such Rights shall be paid.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void),in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”).

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights; provided, however, from and after such time as any Person becomes an Acquiring Person, no amendment may be made which would adversely affect the interests of the holders of the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         This summary description of Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement, dated as of May 26, 2005, between the Company and the Rights Agent, specifying the terms of the Rights (which Amended and Restated Rights Agreement includes the Form of Certificate of Designations, the Form of Right Certificate and the Summary of Rights to Purchase Preferred Shares), filed as Exhibits hereto and incorporated herein by reference. The forgoing description of the Rights is qualified by reference to such Exhibits.

Item 2. Exhibits.

         1. Amended and Restated Rights Agreement, dated as of May 25, 2005, between the Company and Registrar and Transfer Company, as Rights Agent, which includes as Exhibit A thereto the form of Certificate of Designations of Series E Preferred Stock, as Schedule 1 thereto the form of Right Certificate, and as Schedule 2 thereto the Summary of Rights to Purchase Preferred Shares.

SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2005	OSTEOTECH, INC. /s/ Michael Jeffries —————————————— By: Michael Jeffries Title: Executive Vice President, Chief Financial Officer, Secretary and Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Page

1	Amended and Restated Rights Agreement, dated as of May 26, 2005, between the Company and Registrar and Transfer Company, as Rights Agent, which includes as Exhibit A thereto the form of Certificate of Designations of Series E Preferred Stock, as Schedule 1 thereto the form of Right Certificate, and as Schedule 2 thereto the Summary of Rights to Purchase Preferred Shares.